

Mail Stop 3720

March 18, 2010

Mr. Gilbert Hu
Chief Executive Officer
AltiGen Communications, Inc.
410 East Plumeria Drive
San Jose, California 95134

      **RE:**   **AltiGen Communications, Inc.**
             **Form 10-K for the Fiscal Year Ended September 30, 2009**
             **Filed December 28, 2009**
             **File No. 001-34291**

Dear Mr. Hu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

Item 9A.  Control and Procedures

1.  We note that you have not included a report of management on the company's internal control over financial reporting.  Please amend your Form 10-K to provide management's report on internal control over financial reporting, as required by Item 308T(a) of Regulation S-K.  Include the following within your management's report:

    - a statement of management's responsibility for establishing maintaining adequate internal control over financial reporting;
    - a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting, and
    - management's assessment of the effectiveness of your internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

2.  You disclose that your disclosure controls and procedures were effective as of September 30, 2009.  Please note that disclosure controls and procedures are defined in Rule 13a-15(e) to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.  Furthermore, it is our view that failure to file management's report on internal control over financial reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act reporting.  Refer to Question 115.02 of our Regulation S-K Compliance and Disclosure Interpretations, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  In light of the fact that you did not include your management's report on internal control over financial reporting in your 2009 Form 10-K, it does not appear appropriate for your management to conclude that your disclosure controls and procedures were effective for the periods covered by your Form 10-K.  Please advise or revise your disclosure.

*   *   *   *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions.


                                        Sincerely,


                                        Larry Spirgel
                                        Assistant Director